                                         Commission File No. 2-61271 and 2-72713
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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


           Report on Disclosure of Information of ITO-YOKADO CO., LTD.


                              ITO-YOKADO CO., LTD.
                 (Translation of registrant's name into English)

            1-4, Shibakoen 4-chome, Minato-ku, Tokyo 105-8571, Japan
                    (Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

              Form 20-F    x                    Form 40-F
                       ---------                         ---------

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

              Yes                               No    x
                 ---------                        --------

     [If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b). 82-         ]
                                                  --------
================================================================================
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[Translation]

                                                                  April 10, 2002

To:  Each of the Parties Concerned

Name of the Company:     Ito-Yokado Co., Ltd.              Name of the Company:      YAMADA DENKI Co., Ltd.
Name of Representative   Toshifumi Suzuki                  Name of Representative    Noboru Yamada
     President & Representative Director                        President & Representative Director
(Securities Code No. 8264, the First Section of the        (Securities Code No. 9831, the First Section of the
Tokyo Stock Exchange)                                      Tokyo Stock Exchange)
Contact should be made to:    Takeshi Umemoto              Contact should be made to:     Mamoru Motegi
     General Manager, Finance Dept.                             Senior Managing Director & General
                                                                Manager, Management Planning Dept.
                        (Tel. 03-3459-2131)                                 (Tel. 027-233-5842)

                                                           Name of the Company:      Nomura Principal
                                                                                     Finance Co., Ltd.
                                                           Name of Representative    Yoshifumi Kawabata
                                                                                     President & Director

                                                           Contact should be made to:
                                                                Public Relations Dept. Nomura Securities
                                                                Group Head Office
                                                                                (Tel. 03-3278-0591)


    NOTICE REGARDING TRANSFER AND ACQUISITION OF SHARES OF DAIKUMA CO., LTD.

     Ito-Yokado Co., Ltd. ("Ito-Yokado"), YAMADA DENKI Co., Ltd. ("Yamada Denki") and Nomura Principal Finance Co., Ltd. ("NPF") announce that Yamada Denki and NPF (a wholly owned subsidiary of Nomura Holdings, Inc.; Securities Code No.: 8604; and whose shares are listed on the First Section of the Tokyo Stock Exchange) have executed today a letter of intent for the acquisition through a special purpose company ("SPC") of all outstanding shares of Daikuma Co., Ltd. ("Daikuma") held by the Ito-Yokado group.


                                   Particulars

1.   Background reason for the basic agreement:

     Ito-Yokado has considered a drastic restructure of its discount store business in line with the "Business Reengineering Plan of the Ito-Yokado Group" made public last autumn, in order to achieve a more solid operating basis with high profitability.

     Yamada Denki has recognized that expanding its stores in the Kanagawa area is strategically important for the business. Yamada Denki believes that the use of not only the existing store networks but also the experienced and considerable human resources of Daikuma by taking-over Daikuma will enable Yamada Denki to further reinforce its leading position in the large-scale home electrical appliance industry as well as to facilitate the rapid and efficient opening of stores. Yamada Denki has, therefore, come to the conclusion that the acquisition of shares of Daikuma is extremely significant.

     NPF has judged that Daikuma will be a good investment target, by providing NPF's financial know-how to Yamada Denki in addition to Yamada Denki's strategic business support. NPF is a company engaged in investment business to Japanese companies.

2. Outline of Daikuma:

(1)   Corporate name:                  Daikuma Co., Ltd.
(2)   Representative:                  Shigefumi Morita, President & Representative Director
(3)   Location:                        62-1, Yuhigaoka, Hiratsuka-shi, Kanagawa Prefecture
(4)   Date of Incorporation:           April 1951
(5)   Principal business:              Retail business of household products and apparel products
(6)   Financial year end:              End of February of each year
(7)   Number of employees:             1,065
(8)   Principal place of business:     62-1, Yuhigaoka, Hiratsuka-shi, Kanagawa Prefecture, and 26 other stores
(9)   Paid-in share capital:           4,243 million yen (as at the end of February 2001)
(10)  Number of shares issued:         11,700,000 shares
(11)  Major shareholders and
      percentage of shareholdings:     (as at the end of February 2002)

Name of shareholders       Number of shares held (percentage of shareholdings)
--------------------       ---------------------------------------------------
Ito-Yokado Group           10,269,150 shares (87.7%)
Others                     1,430,850 shares (12.3%)


(12) Business results of the recent two fiscal years:

                                             Fiscal year ended                  Fiscal year ended
                                             February 29, 2000                  February 28, 2001
                                             -------------------                -------------------
Sales                                        131,533 million yen                114,315 million yen
Gross profit of sales                         28,361 million yen                 23,346 million yen
Operating income                                 485 million yen                (3,535) million yen
  ( ) represents a loss
Ordinary income                                  883 million yen                (3,178) million yen
  ( ) represents a loss
Net income                                       350 million yen                (2,819) million yen
  ( ) represents a loss
Total assets                                  56,392 million yen                 56,061 million yen
Shareholders' equity                          44,328 million yen                 41,690 million yen
Dividends per share                                       10 yen                              5 yen


3.   Outline of the companies involved:

                                                              YAMADA DENKI             Nomura Principal
Trade name                         Ito-Yokado Co., Ltd.       Co., Ltd.                Finance Co., Ltd.
----------                         -----------------------    ----------------------   ----------------------------
Representative                     Toshifumi Suzuki           Noboru Yamada            Yoshifumi Kawabata

Location of headquarter            1-4, Shibakoen 4-chome,    40-11, Hiyoshi-cho       Urbannet Otemachi
                                   Minato-ku, Tokyo           4-chome, Maebashi-shi,   Bldg. 2-2, Otemachi 2-chome,
                                                              Gunma Prefecture         Chiyoda-ku, Tokyo

Principal business                 General retailer           Sales of home electric   Investment business
                                                              appliance

4. Number of shares sold by Ito-Yokado group, sales price and changes of percentage of shareholdings before and after transfer:

(1)   Number of shares held before transfer:      10,269,150 shares (percentage of shareholding: 87.7%)
(2)   Number of shares sold:                      10,269,150 shares (sales price:  to be determined)
(3)   Number of shares held after transfer:       0 share (percentage of shareholding: 0%)


5. Number of shares acquired by the SPC, purchase price and changes of percentage of shareholdings before and after acquisition:

(1) Number of shares held before acquisition:     0 share (percentage of shareholding: 0%)
(2) Number of shares acquired:                    10,269,150 shares (purchase price: to be determined)
(3) Number of shares held after acquisition:      10,269,150 shares (percentage of shareholding: 87.7%):


6.   Schedule:

April 10, 2002:                  Execution of the letter of intent
In May 2002:                     Execution of the definitive share transfer agreement and closing of the transfer of shares


7.   Others:

Details of the transaction will be released in due course as the process of transfer procedures, including the due diligence, develops. The sales/purchase price is not yet determined as of today.

                                                                         - End -
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                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.



                                             ITO-YOKADO CO., LTD.
                                             (Registrant)


April 17, 2002



                                             By: /s/ Akira Miyauchi
                                                -------------------------------
                                             Name: Akira Miyauchi
                                             Title: Managing Director